September 23, 2015

VIA EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

Mail Stop 4720
Office of Financial Services I

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:	Ocwen Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed May 11, 2015 File No. 001-13219

Dear Ms. McHale:

This letter is submitted as the response of Ocwen Financial Corporation (the “Company” or “Ocwen”) to the comments of the staff of the U.S. Securities and Exchange Commission contained in a letter from you, dated September 11, 2015 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014. Any capitalized terms not defined in this letter have the meanings given to them in the filing.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your comments from the Comment Letter and followed it with our response.

Item 1. Business

Overview, page 4

1.	We note your disclosure that you have implemented an “asset-light” strategy. Please provide more information as to this strategy, such as why you decided to sell the assets that you did, and why you have chosen to retain other assets. Please provide information regarding your goals and expectations going forward and your vision of what you will look like after the sales are complete and the asset-light strategy is fully in place.

Response

In our 2014 Form 10-K, we disclosed the following: “Ocwen has implemented an “asset-light” strategy pursuant to which we have sold rights to receive servicing fees, excluding ancillary income, with respect to certain non-Agency MSRs (Rights to MSRs), together with the related servicing advances, to New Residential Investment Corp. (NRZ), who purchased these Rights to MSRs and assumed the rights and obligations under the associated agreements from Home Loan Servicing Solutions, Ltd. (HLSS) on April 6, 2015. Pursuant to our agreements with NRZ, NRZ has acquired Rights to MSRs and related servicing advances, and has assumed the obligation to fund new servicing advances in respect of the Rights to MSRs. We continue to service the loans for which the Rights to MSRs have been sold to NRZ. … Including our initial transaction on March 5, 2012, through 2014, we completed sales of Rights to MSRs and related servicing advances for serviced loans with a UPB of $202.4 billion (based on UPB at the time of sale). …. Our asset-light strategy enabled us to finance our substantial growth since early 2012 without the need to raise new equity beyond the $162.0 million of Series A Perpetual Convertible Preferred Stock (Preferred Shares) issued to the sellers in connection with the acquisition of Homeward Residential, Inc.” We also mention our asset-light strategy on pages 14 and 23 of the 2014 Form 10-K in discussing our sales of Rights to MSRs and our contractual arrangements with NRZ.

We used the term “asset-light” because our sales of Rights to MSRs enabled us to focus our business on the less capital intensive activity of loan servicing (as opposed to the more capital intensive activity of funding of advance obligations). Our sales of Rights to MSRs had two primary benefits. First, it enabled us to operate our business in a manner that allowed us to keep less capital on our balance sheet because we did not need to fund servicing advances on the loans for which Rights to MSRs have been sold. Second, when we sold Rights to MSRs, we received large amounts of funds that we were able to use to acquire additional mortgage servicing rights (MSRs). Often, after we had acquired MSRs, we would sell the Rights to MSRs shortly thereafter, thus freeing up significant capital on our balance sheet. In terms of scale, we estimate that we would have had an additional $5.6 billion of servicing advances on our balance sheet as of June 30, 2015 had we not entered into the Rights to MSRs transactions.

We entered into our Rights to MSRs transactions because we had a counterparty with a cost of capital and an investment profile that meant, under the economic terms we agreed, that it was attractive for them to take on the servicing advance funding and other obligations relating to the Rights to MSRs while it was attractive for us to retain the servicing obligations. The specific MSRs for which Rights to MSRs were sold were selected following negotiations between the parties. All of our Rights to MSRs transactions related to non-Agency MSRs, primarily due to the fact that servicing advances on Agency MSRs are generally more difficult to finance than non-Agency MSRs.

While we did not sell any Rights to MSRs during 2014 and have not sold any during 2015 to date, we may, in the future, enter into transactions to sell Rights to MSRs (or enter into transactions which have similar economic effects) due to the benefits such transactions have in allowing us to carry less capital on our balance sheet and devote the capital that we do have to less capital intensive activities such as loan servicing and loan origination. Obviously, any future transactions would need to be on terms we deem to be economically attractive – it is not possible to determine exactly when or if we might agree on terms for such transactions.

It is important to note that our references to our “asset-light” strategy do not refer to the sales of Agency MSRs which we are undertaking during 2015, although both efforts are designed to improve the margins for our business and the return on capital for our shareholders. Our sales of Agency MSRs and the reasons for them are described on page 43 of our 2014 Form 10-K as follows: “During 2015, we have been executing on our strategy, as announced in December 2014, to sell certain of our Agency MSRs. There are multiple reasons for this strategy. First, reducing our exposure to Agency servicing will reduce our exposure to interest rate movements. Prime servicing and MSR valuation are highly sensitive to interest rate movements, and we would like to reduce this risk to the business. Second, as of December 31, 2014, we carried these MSRs at the lower of cost or fair value and expect that selling these assets will enable us to recognize income currently as opposed to over time. Third, given the magnitude of the portfolio, we expect that sales of Agency MSRs will generate significant liquidity in 2015. … Finally, we expect that reducing the size of our Agency servicing portfolio will help simplify our operations and help improve our margins over time.”

In our 2015 Form 10-K, where we discuss our “asset-light” strategy and our contractual arrangements with NRZ, we will clarify our use of the term “asset-light” and expand our discussion to explain in greater detail the reasons behind our sales of Rights to MSRs and the benefits to us in terms of allowing us to keep less capital on our balance sheet because we do not need to fund servicing advances on the loans for which Rights to MSRs have been sold.

Regulation

New York Department of Financial Services, page 10

2.	Although you describe the settlement terms reflected in the NY Consent Order, you do not describe the allegations or the factual basis for the investigation. Please revise, and provide similar disclosure for the National Mortgage Settlement.

Response

In December 2012, we entered into a consent order with the New York Department of Financial Services (NY DFS) in which we agreed to the appointment of a Monitor to oversee our compliance with an Agreement on Servicing Practices that we had entered into with the NY DFS in September 2011. After the Monitor began its work in 2013, the NY DFS began an investigation into Ocwen’s compliance with the servicing requirements specified in the Agreement on Servicing Practices as well as New York State laws and regulations relating to the servicing of residential mortgages. Effective December 19, 2014, we reached a settlement with the NY DFS related to this investigation and entered into a consent order (the NY Consent Order) with the NY DFS to reflect such settlement.

In our 2015 Form 10-K, we will revise our disclosures with respect to the NY Consent Order as follows [new language in italics and underlined; redactions not shown]:

In December 2012, we entered into a consent order with the New York Department of Financial Services (NY DFS) in which we agreed to the appointment of a Monitor to oversee our compliance with an Agreement on Servicing Practices that we had entered into with the NY DFS in September 2011. After the Monitor began its work in 2013, the NY DFS began an investigation into Ocwen’s compliance with the servicing requirements specified in the Agreement on Servicing Practices as well as New York State laws and regulations relating to the servicing of residential mortgages.

Effective December 19, 2014, we reached a settlement with the NY DFS related to this investigation, and entered into a consent order (the NY Consent Order) with the NY DFS to reflect such settlement.

In December 2013, we reached an agreement, which was subject to court approval, involving the Consumer Financial Protection Bureau (CFPB) and various state attorneys general and other state agencies that regulate the mortgage servicing industry (NMS Regulators) relating to various allegations regarding deficient mortgage servicing practices, including those with respect to foreclosures. The allegations made were largely identical to those made against Bank of America, Wells Fargo, Citibank, JPMorgan Chase, and GMAC/Ally in the previous National Mortgage Settlement entered into by such banks with the NMS Regulators.

In our 2015 Form 10-K, we will revise our disclosures with respect to the National Mortgage Settlement as follows [new language in italics and underlined]:

In December 2013, we reached an agreement, which was subject to court approval, involving the CFPB and various state attorneys general and other state agencies that regulate the mortgage servicing industry (NMS Regulators) relating to various allegations regarding deficient mortgage servicing practices, including those with respect to foreclosures. In February 2014, the United States District Court for the District of Columbia entered a consent order memorializing the settlement (Ocwen National Mortgage Settlement).

National Mortgage Settlement, page 11

3.	Please revise your disclosure on page 12 to explain why the OMSO conducted a follow up of the report issued on December 2014. In addition, we note your disclosure that OMSO disagreed with your IRG’s assessment for one of the nine metrics, and that you are developing a corrective action plan. Please identify the metric and describe your corrective action plan.

Response

In our 2015 Third Quarter Form 10-Q, we will revise our disclosures in the Contingencies Footnote to the Third Quarter Interim Financial Statements (as that section addresses these matters) as follows [new language in italics and underlined; redactions not shown]:

In December 2014, OMSO identified two issues involving Ocwen’s compliance with the Ocwen National Mortgage Settlement. The first concerned the adequacy and independence of our IRG, which is responsible for reporting on Ocwen’s compliance with the settlement. The second issue concerned the letter dating issues raised by the NY DFS. OMSO’s report identified the steps that Ocwen had taken to remediate these issues and acknowledged Ocwen’s cooperation. OMSO’s December report indicated its plans to re-test certain metrics, and to issue supplemental reports upon completion of that work.

In May 2015, OMSO issued another compliance report following up on that of December 2014. This report detailed additional changes that Ocwen had made to its IRG and described the work performed by OMSO to retest certain metrics previously tested by the Ocwen IRG for the first quarter of 2014. OMSO’s report indicated that the various steps taken by Ocwen in connection with its IRG demonstrated “measurable improvement” since the December 2014 report. OMSO further reported that its retesting of metrics for the first quarter of 2014 revealed that it only disagreed with the Ocwen IRG’s assessment for one out of the nine metrics subject to retesting. This metric relates to the timeliness of letters informing borrowers of missing items in their loss mitigation packages. Because Ocwen’s own IRG had self-identified this issue before the re-testing, Ocwen had already implemented a corrective action plan to send out new correspondence and place certain loans on a foreclosure hold until such borrowers were given time to complete their applications. OMSO approved that corrective action plan on May 27, 2015.

To the extent it is still relevant, we will include similar disclosure in our 2015 Form 10-K.

Item 3. Legal Proceedings, page 36

4.	We have seen media reports relating to a class action lawsuit involving Assurant in federal court in Florida. The agreed-upon settlement amount appears to be $140 million. Please tell us how you determined that you were not required to include this lawsuit in this section.

Response

We understand this question relates to a Lender Placed Insurance (“LPI”) settlement we commented on in our Form 8-K filed April 29, 2015.

As noted in the April 29, 2015 Form 8-K, the referenced settlement was agreed to in 2014 and relates to a class action lawsuit concerning Ocwen’s legacy LPI program. The settlement received final court approval on September 14, 2015, and contemplates a claims administration process whereby borrowers who were charged for LPI and either paid all or a portion of the charge or still owe the charge can submit a claim for settlement benefits. Although several media outlets have reported the amount of the settlement as $140 million, that number reflects the maximum amount of relief available to class members, assuming that 100% of LPI premiums charged during the class period were either paid for or are still owed by borrowers, and assuming that all such borrowers choose to file a claim.

The Company established a reserve for its portion of the settlement during the third quarter of 2014, and believes that it is adequately reserved. In our 2014 Form 10-K, in the Contingencies Footnote to the Annual Financial Statements, we disclosed the following: “In the ordinary course of business, we are routinely a defendant in, or a party or potential party to, many threatened and pending legal proceedings, including proceedings brought on behalf of various classes of claimants and those brought derivatively on behalf of Ocwen against certain current or former officers and directors. These proceedings are generally based on alleged violations of federal, state and local laws and regulations governing our mortgage servicing and lending activities, including … allegations of wrongdoing in connection with lender-placed insurance arrangements….”

As noted in the same footnote: “Where we determine that a loss contingency is probable in connection with a pending or threatened legal proceeding and the amount of our losses can be reasonably estimated, we record an accrual for the losses. Excluding expenses of internal or external legal counsel, we have accrued $16.1 million as of December 31, 2014 for losses relating to threatened and pending litigation pertaining to our mortgage servicing practices that we believe are probable and reasonably estimable based on current information regarding these matters.” The $16.1 million amount includes the Company’s reserve for its portion of the settlement.

As we noted in our April 29, 2015 Form 8-K, we “decided to settle this matter to avoid prolonged and distracting litigation. The Company does not admit any liability or wrongdoing with respect to this matter. The Company believes the settlement is in the best interests of the Company and its borrowers, employees and shareholders. The Company remains committed to full compliance with all legal and regulatory requirements and helping homeowners.”

Acknowledgement

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments, please call me at (340) 713-7760 at your earliest convenience.

Sincerely,

/s/ Michael R. Bourque, Jr.
Michael R. Bourque, Jr.
Chief Financial Officer

cc:	Ronald M. Faris, President and Chief Executive Officer
Timothy M. Hayes, Executive Vice President, General Counsel and Secretary